UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2003

Silent Witness Enterprises Ltd.

6554 176 Street

Surrey, BC, Canada
V3S 4G5
(604) 574 1526
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X                Form 40-F

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                  No  X

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

SILENT WITNESS ENTERPRISES LTD.

Date: June 6, 2003	By: /s/ R. K. (Rob) Bakshi

Name: R. K. (Rob) Bakshi
Title: Chairman, President & CEO

Silent Witness Third Quarter Report 2003

Quarter Ended April 30, 2003
(Expressed in Canadian Dollars)

To Our Shareholders:

Revenues for the third quarter ended April 30, 2003 were $13,615,000, a 5 percent decrease from the prior year’s comparable quarter of $14,360,000. Earnings for the quarter totaled $456,000 compared to $515,000 during the prior year’s third quarter and represented basic earnings per share of $0.06 ($0.06 fully diluted) compared with $0.07 ($0.07 fully diluted) for the prior year’s third quarter. Cash flow from operations, including changes in working capital, totaled $2,077,000 compared with cash used in operations of $471,000 in the prior year’s third quarter. The stronger Canadian dollar reduced reported sales by approximately $876,000, or 6 percent, compared to the prior year’s third quarter.

For the nine months ended April 30, 2003, revenues increased by 2 percent to $43,682,000 from $42,791,000 in the prior year’s comparable period. Net income was $2,286,000, compared to $419,000 during the first nine months of the prior fiscal year. Earnings per share were $0.30 ($0.30 fully diluted) for the nine months ended April 30, 2003, compared with $0.06 ($0.06 fully diluted) in the prior year. Cash flow from operations, including changes in working capital, increased to $10,536,000, compared to cash used in operations of $4,865,000 during the prior year’s comparable period. The results for the nine months ended April 30, 2002, included a pre-tax charge of $2,502,000 for one-time business integration expenses associated with the acquisition and reorganization of the CCTV recorder business acquired from Gyyr, Inc.

Analysis

Sales of CCTV products totaled $10,927,000, a decrease of 12 percent from the prior year’s third quarter. Slower general economic conditions in the United States and secondarily in Europe and the stronger Canadian dollar contributed to the reduction in sales.

Sales in the Mobile Division were $2,136,000 during the third quarter, compared with $1,488,000 in the prior year’s third quarter. Revenue increased due to the sale of 1250 FareView systems to the San Francisco Taxi Association and better than expected sales to school bus customers.

Original Equipment Manufacturing (OEM) sales totaled $552,000, a 32 percent increase from the prior year’s third quarter. The growth in revenue was due to larger shipment volumes to The Stanley Works.

Revenue and earnings were affected by the strengthening Canadian dollar. During the fiscal third quarter the Canadian dollar averaged 1.48 per U.S. dollar compared to an average of 1.59 in the prior year’s fiscal third quarter. The change in exchange rate from the prior year’s fiscal third quarter reduced the current year’s fiscal third quarter revenue by approximately $876,000 and excluding the effect of balance sheet revaluation, reduced earnings and earnings per share by $256,000 and $0.03 per share respectively. The company reported a foreign currency loss of $293,000 (net of hedging gains of $339,000) compared to a foreign currency gain of $72,000 in the prior year’s third quarter due mainly to the revaluation of U.S. dollar accounts receivable.

At April 30, 2003, to partially protect against the further strengthening of the Canadian dollar, the Company had entered into agreements to sell U.S. $5 million over the period of May 2003 to May 2004 at prices ranging from CDN $1.3662 to CDN $1.4959 for each U.S. dollar. To protect against valuation loss of its accounts receivable denominated in U.S. dollars, the Company has the right to sell U.S. $ 4.2 million at a rate of CDN dollar 1.4361 for 1 U.S. dollar at May 31, 2003. The Company expects to add additional forward sales contracts to exchange U.S. dollars into Canadian dollars upon temporary weakness in the Canadian dollar, and to continue to protect against losses in accounts receivable by entering into separate 30 day hedging contracts.

Gross profit in the third quarter was 44 percent of sales, consistent with the prior year. The gross profit margin is lower than the nine month average of 45 percent due to the stronger Canadian dollar and sales in the third quarter contained a higher percentage of OEM and mobile products which have lower average gross margins.

For the third quarter ended April 30, 2003, expenses, before foreign currency gains and losses, totaled $4,979,000 or 37 percent of revenue compared to $5,539,000 or 39 percent of revenue in the prior year’s third quarter. The Company expects to continue its focus on cost containment and working capital management until economic conditions in its major markets improve.

On April 30, 2003, working capital totaled $25,404,000 compared to $22,437,000 at the end of fiscal 2002 and the working capital ratio increased to 5.98 from 3.83. Cash totaled $8,260,000 or 27 percent of current assets while inventory, prepaid expenses and accounts receivable were reduced compared to July 31, 2002. At the end of the third quarter inventory turns improved to 2.9 from 2.6 at July 31, 2002 and days sales in accounts receivable improved to 64 days from 80 days at July 31, 2002.

Business Update

Effective May 21, 2003, the Company sold its 16.5 percent interest in SmartSight Networks Inc. for cash to a subsidiary of Verint Inc. The transaction resulted in a pre-tax capital gain of approximately $784,000 to Silent Witness. In conjunction with the sale, Silent Witness entered into an OEM agreement allowing for the purchase of certain products from SmartSight.

The Company requires a more efficient operating facility to house its production, sales, research and development and administrative functions. During May 2003, the Company completed the purchase of land totaling $3,072,000 utilizing cash on hand. The company is currently considering proposals from real estate developers and intends to sell the land and complete an operating lease agreement for use of the proposed facility.

I would like to thank all of our customers, employees, directors, business partners, and shareholders for helping us achieve our goals.

Sincerely,

“R.K. (Rob) Bakshi” Chairman, President & CEO June 6, 2003

Silent Witness Enterprises Ltd.

Consolidated Statements of Operations

CANADIAN DOLLARS, UNAUDITED, PREPARED BY MANAGEMENT	THREE MONTHS ENDED APRIL 30		NINE MONTHS ENDED APRIL 30

	2003	2002	2003	2002

Revenue	$13,615,312	$14,360,314	$43,682,099	$42,791,409
Cost of sales	7,674,588	8,004,595	24,027,776	23,580,610

Gross margin	5,940,724	6,355,719	19,654,323	19,210,799
Operating expenses
Sales and marketing	1,917,701	2,149,507	5,784,436	6,272,473
General & administration	843,349	992,252	3,322,289	3,150,911
Research and development (net of ITC)	1,103,767	1,349,855	3,134,041	3,714,847
Amortization	842,582	811,156	2,395,409	2,282,713
Service	271,841	236,350	628,120	777,226
Integration costs of acquired business (note 4)	—	—	—	2,502,134
Foreign currency loss (gain)	293,246	(71,953)	825,444	(298,016)

	5,272,486	5,467,167	16,089,739	18,402,288

Earnings before interest and income taxes	668,238	888,552	3,564,584	808,511
Interest income (expense)	36,533	(45,580)	36,562	(122,845)

Earnings before income taxes	704,771	842,972	3,601,146	685,666
Income taxes expense	248,275	328,216	1,314,988	266,867

Net earnings for the period	$456,496	$514,756	$2,286,158	$418,799

Retained earnings, beginning of period	$18,472,711	$15,596,357	$16,643,049	$15,692,314
Net earnings for the period	456,496	514,756	2,286,158	418,799

Retained earnings, end of period	$18,929,207	$16,111,113	$18,929,207	$16,111,113

Earnings per share
Basic	$0.06	$0.07	$0.30	$0.06
Diluted	$0.06	$0.07	$0.30	$0.06

Weighted average number of shares
Basic	7,502,962	7,536,960	7,527,723	7,040,520
Diluted	7,709,614	7,903,968	7,744,667	7,514,644

Silent Witness Enterprises Ltd.

Consolidated Balance Sheets

CANADIAN DOLLARS, PREPARED BY MANAGEMENT	April 30, 2003	July 31, 2002

	Unaudited

ASSETS
Current assets
Cash and cash equivalents	$8,259,623	$2,391,016
Accounts receivable	10,283,612	12,736,269
Income taxes recoverable	435,089	1,024,680
Inventory	11,017,127	12,710,277
Prepaid expenses and deposits	512,456	1,492,205

	30,507,907	30,354,447

Investments	1,358,552	1,358,552
Property, plant & equipment (net)	4,717,682	4,283,758
Other assets (net)	6,348,136	7,782,406

	12,424,370	13,424,716

	$42,932,277	$43,779,163

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$4,671,912	$5,081,086
Warranty reserve	432,149	460,000
Bank loan	—	2,376,450

	5,104,061	7,917,536
Long term liabilities
Future income tax payable	963,461	368,381

Total liabilities	6,067,522	8,285,917
Shareholders’ equity
Share capital
Authorized:100,000,000 Common Shares without par value
10,000,000 preference shares without par value of
which 1,450,000 are designated as Series A preferred
Common shares outstanding: 7,510,541 (2002: 7,596,241) (note 3)	17,888,815	18,784,295
Contributed surplus	46,733	65,902
Retained earnings	18,929,207	16,643,049

	36,864,755	35,493,246

	$42,932,277	$43,779,163

Commitments (note 5)

Silent Witness Enterprises Ltd.

Consolidated Statements of Cash Flow

CANADIAN DOLLARS, UNAUDITED, PREPARED BY MANAGEMENT	THREE MONTHS ENDED APRIL 30		NINE MONTHS ENDED APRIL 30

	2003	2002	2003	2002

Cash flows from operating activities
Net earnings for the period	$456,496	$514,756	$2,286,158	$418,799
Items not involving cash
Amortization	842,582	811,156	2,395,409	2,282,713
Future income taxes	281,308	262,000	595,080	692,343
Stock- based compensation	(19,169)	—	(19,169)	—

	1,561,217	1,587,912	5,257,478	3,393,855
Changes in non-cash working capital
Accounts receivable	1,261,812	(639,461)	2,452,657	(4,386,181)
Income taxes recoverable	(435,089)	(102,323)	589,591	(102,323)
Inventory	331,015	138,953	1,693,150	(1,947,149)
Prepaid expenses and deposits	306,741	40,975	979,749	(701,416)
Accounts payable and accrued liabilities	(759,796)	(1,514,555)	(409,174)	(1,015,755)
Income taxes payable	(131,065)	(12,077)	—	(186,260)
Warranty reserve	(57,851)	30,000	(27,851)	80,000

	2,076,984	(470,576)	10,535,600	(4,865,229)
Cash flows from investing activities
Acquisition of Gyyr product lines (note 2)	—	—	—	(13,686,893)
Purchase of other assets	—	(61,962)	(79,386)	(598,733)
Purchase of property, plant & equipment	(849,751)	(331,256)	(1,315,677)	(707,053)

	(849,751)	(393,218)	(1,395,063)	(14,992,679)
Cash flows from financing activities
Share repurchases	(248,490)	(94,600)	(1,103,640)	(987,925)
Issue of special warrants, net of fees (note 3)	—	152,275	—	14,116,772
Bank loan	—	(36,750)	—	14,371,366
Principal payment	—	—	(2,376,450)	(12,019,666)
Share issue	200,000	—	208,160	—
	(48,490)	20,925	(3,271,930)	15,480,547

Net increase (decrease) in cash and cash equivalents	1,178,743	(842,869)	5,868,607	(4,377,361)
Cash and cash equivalents, beginning of period	7,080,880	2,035,244	2,391,016	5,569,736

Cash and cash equivalents, end of period	$8,259,623	$1,192,375	$8,259,623	$1,192,375

Silent Witness Enterprises Ltd.

Notes to Interim Financial Statements: Segmented disclosures

CANADIAN DOLLARS, UNAUDITED, PREPARED BY MANAGEMENT

SEGMENT INFORMATION	CCTV	% of Total	Mobile	% of Total	OEM	% of Total	Total

FOR THE THREE MONTHS ENDED APRIL 30, 2003
Revenue	$10,927,050	80%	$2,135,771	16%	$552,491	4%	$13,615,312
Cost of sales including sales and marketing	7,569,795	79%	1,595,569	17%	426,924	4%	9,592,289

Segment profit	$3,357,255	84%	$540,202	13%	$125,567	3%	$4,023,023

FOR THE THREE MONTHS ENDED APRIL 30, 2002
Revenue	$12,452,795	87%	$1,488,139	10%	$419,380	3%	$14,360,314
Cost of sales including sales and marketing	8,783,562	87%	1,015,802	10%	354,738	3%	10,154,102

Segment profit	$3,669,233	87%	$472,337	11%	$64,642	2%	$4,206,212

SEGMENT INFORMATION	CCTV	% of Total	Mobile	% of Total	OEM	% of Total	Total

FOR THE NINE MONTHS ENDED APRIL 30, 2003
Revenue	$34,980,490	80%	$6,602,376	15%	$2,099,233	5%	$43,682,099
Cost of sales including sales and marketing	23,804,894	80%	4,510,931	15%	1,496,386	5%	29,812,212

Segment profit	$11,175,596	81%	$2,091,445	15%	$602,847	4%	$13,869,887

FOR THE NINE MONTHS ENDED APRIL 30, 2002
Revenue	$35,306,972	83%	$6,034,019	14%	$1,450,418	3%	$42,791,409
Cost of sales including sales and marketing	25,015,030	84%	3,628,783	12%	1,209,270	4%	29,853,083

Segment profit	$10,291,942	79%	$2,405,236	19%	$241,148	2%	$12,938,326

RECONCILIATION OF SEGMENT PROFITS	THREE MONTHS ENDED				NINE MONTHS ENDED

FOR THE PERIOD ENDED APRIL 30	2003		2002		2003		2002

Revenues	$13,615,312	100%	$14,360,314	100%	$43,682,099	100%	$42,791,409	100%
Cost of sales	7,674,588	56%	8,004,595	56%	24,027,776	55%	23,580,610	55%

Gross margin	5,940,724	44%	6,355,719	44%	19,654,323	45%	19,210,799	45%
Sales and marketing	1,917,701	14%	2,149,507	15%	5,784,436	13%	6,272,473	15%

Segment profit	$4,023,023	30%	$4,206,212	29%	$13,869,887	32%	$12,938,326	30%

GEOGRAPHIC INFORMATION	THREE MONTHS ENDED				NINE MONTHS ENDED

FOR THE PERIOD ENDED APRIL 30	2003		2002		2003		2002

United States	$10,412,703	77%	$10,215,257	71%	$33,805,298	78%	$33,371,855	78%
International	2,779,315	20%	3,700,632	26%	8,039,833	18%	8,353,907	20%
Canada	423,294	3%	444,425	3%	1,836,968	4%	1,065,647	2%

Segment revenues	$13,615,312	100%	$14,360,314	100%	$43,682,099	100%	$42,791,409	100%

4

Notes to Unaudited Consolidated Financial Statements

Quarter ended April 30, 2003 (Expressed in Canadian Dollars)

The Company’s interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended July 31, 2002.

1.   SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing the Company’s annual consolidated financial statements for the year ended July 31, 2002 except that effective August 1, 2001, the Company adopted the new recommendations of The CICA Accounting Standard, Section 3870 — Stock-based Compensation and Other Stock-based payments. The new recommendations are applied prospectively to all stock-based payments to employees granted on or after August 1, 2001. The new recommendations are applied retroactively to all stock appreciation rights granted before August 1, 2001. The change in accounting policy resulted in an adjustment of $153,476 to the Company’s opening retained earnings and contributed surplus for fiscal 2002. In accordance with the new standard the company recorded an adjustment to contributed surplus of $87,574 to recognize the SAR’s exercised during fiscal 2002, and to reflect the SAR’s outstanding and change in market price at July 31, 2002. An adjustment of $19,169 to contributed surplus for outstanding SAR’s was recorded for the nine months ended April 30, 2003.

As allowed by Section 3870, no compensation cost is recorded for the Company’s stock options under the Long-term Compensation Plan. Consideration paid by employees on the exercise of stock options is recorded as share capital. This policy is unchanged from that previously applied by the Company.

2.   BUSINESS COMBINATIONS

Effective September 12, 2001, the Company acquired the assets of the CCTV Products Division of Gyyr, Inc. The transaction has been accounted for by the purchase method with the results of operations included in these financial statements from the date of acquisition. Details of the assets acquired and consideration given are as follows:

Net assets acquired, at assigned values:

Inventory	$5,637,172
Property, plant and equipment	1,842,594
Software	6,486,995
Intellectual property	1,488,562
Accounts payable and assumed liabilities	(1,768,430)

Cash consideration paid	$13,686,893

3.   SHARE CAPITAL

In October 2001, the Company sold 1,395,351 Special Warrants for net proceeds of $14,298,683 (net of tax). Each Special Warrant was sold for $10.75 and entitles the holder to receive, without further payment, one Common Share and one-half of a Common Share Purchase Warrant upon the exercise or deemed exercise of each Special Warrant. Each whole Common Share Purchase Warrant is exercisable for a period of 18 months from closing and entitles the holder to purchase one additional Common Share at $13.25 per share.

On December 12, 2001, the Special Warrants were converted to 1,395,351 Common Shares and 697,675 Common Share Purchase Warrants. Net proceeds were used to retire bank debt.

4.   BUSINESS INTEGRATION COSTS

Effective September 12, 2001, the Company entered into a 90-day transitional services agreement with Gyyr Inc. Services provided under the agreement included sales and marketing, manufacturing and inventory management, technical service, research and development and certain general and administrative functions and were charged to expense. The Company paid Gyyr Inc., the actual cost of the services performed plus a fee of US$ 400,000 per month. For the six months ended January 31, 2002, the cost of the fees plus certain integration costs, totaling $2,502,134 were charged to integration expense. Costs for the acquisition of equipment and leasehold improvements for the future production of video storage and networking products were capitalized.

5.   COMMITMENTS

Because of the need for a more efficient operating facility, on October 11, 2002, the Company entered into agreements to purchase 11.9 acres of land in Surrey, British Columbia for $3,072,000. The Company intends to use a portion of this site for the construction of a new facility to house its production, sales, research and development and administrative functions currently performed at its head office in Surrey. A portion of the land was acquired during the third quarter of fiscal 2003 for $369,000 and on May 5, 2003, the remaining portion of land was acquired for $2,703,000. The land purchase was funded from cash on hand.

The Company is currently considering proposals from real estate developers and intends to sell the land and complete an operating lease agreement for use of the land and proposed facility. Leases of the Company’s current premises expire March 31, 2004.

6.   SALE OF INVESTMENT IN SMARTSIGHT NETWORKS INC.

On May 22, 2003, the Company sold its 15% interest in SmartSight Networks Inc. for $2,142,000 in cash. The transaction resulted in a pre-tax capital gain of $784,000.